SECUR 06003947 SSION

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SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 199

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCI*Trade, Inc. dba PCI* Trade Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34260 Xanadu Terrace

(No. and Street)

Fremont	CA	94555
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

halley Shixiong Liu (510) 818-9668

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frank S.K. Cheung

(Name – *if individual, state last, first, middle name*)

310 15th Street	Oakland	CA	94612-3310
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAY 24 2006 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shixiong Liu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCI*Trade, Inc. dba PCI*Trade Securities, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHEN PARKINSON
Commission # 1620855
Notary Public - California
Alameda County
My Comm. Expires Dec 2, 2009

Signature

President president

Title

Notary Public

Subscribed and sworn to before me this 27th Day of February 2006

Notary Public
In and for the County of Alameda, State of California

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCI*TRADE, INC.
dba PCI*TRADE SECURITIES
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
For the year ended December 31, 2005

FRANK S. K. CHEUNG Certified Public Accountant
310 15th Street, Oakland, CA 94612-3310 U.S.A. Telephone: (510) 893-7003 Fax: (510) 893-7005

Independent Auditor's Report

Board of Directors
PCI*Trade, Inc.
dba PCI*Trade Securities
Milpitas, California

I have audited the accompanying statement of financial condition of PCI*Trade, Inc. dba PCI*Trade Securities as of December 31, 2005, and the related statements of operation and retained earnings, cash flows and change in shareholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCI*Trade, Inc. dba PCI*Trade Securities as of December 31, 2005, and the results of its operation and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

February 27, 2006

PCI *TRADE., INC.
dba PCI *TRADE SECURITIES.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current assets		
Cash	$	22,931
Commission receivable		15,747
Security not readily marketable (at estimated fair value)		144,750
Total current assets		183,428
Fixed assets		
Furniture & fixture		6,434
Equipment		23,403
		29,837
Less accumulated depreciation		(28,105)
		1,732
Other assets		
Deposits with clearing organizations		35,544
Rent deposit		700
		36,244
Total assets	$	221,404

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	1,746
Commission payable		3,263
Income tax payable		800
Short-term loan from shareholder		55,000
		60,809
Stockholders' equity		
Common stocks, no par, 20,000,000 shares authorized 4,170,000 shares issued and outstanding		172,364
Accumulated deficit		(11,769)
		160,595
Total liabilities and stockholders' equity	$	221,404

See accompanying notes and accountant's report.

PCI *TRADE., INC.
dba PCI *TRADE SECURITIES.
STATEMENT OF OPERATION AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues	
Commission	$ 145,144
Interest income	202
Total revenue	145,346
Operating expenses	
Accounting	5,200
Advertising	--
Auto expense	3,319
Bank charge	69
Commission and rebate	40,646
Depreciation and amortization	2,434
Dues and subscription	5,154
Education	234
Insurance	2,110
Interest expense	3,125
Legal and professional	19,803
Meals and entertainment	2,345
Outside service	1,542
Office expense	4,928
Other expenses	137
Payroll expenses	2,106
Penalty	31
Rent	6,650
Repairs and maintenance	655
Software	3,500
Tax and license	1,701
Telephone	2,789
Travel	5,080
	113,558
loss before income taxes	31,788
Income tax	
Franchise tax	800
	800
Net income	30,988
Accumulated deficit, at beginning of the year	(42,757)
Accumulated deficit, at end of the year	$ (11,769)

See accompanying notes and accountant's report.

PCI *TRADE., INC.
dba PCI *TRADE SECURITIES.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities		
Net income	$	30,989
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,435
		33,424
Change in working capital assets and liabilities		
Commission receivable		1,243
Deposit with clearing organization		(203)
Deposits - other		(700)
Accounts payable		(2,851)
Commission payable		1,837
Net cash provided by operating activities		32,750
Cash flows from Investing activities		
Purchase of restricted securities		(99,000)
Purchase of fixed assets		(1,230)
Net cash used by investing activities		(100,230)
Cash flows from financing activities		
Additional capital from shareholder		52,146
Loan from shareholder		43,000
Payment of bank borrowings		(12,001)
Net cash provided by financing activities		83,145
Net increase in cash balance		15,665
Cash at beginning of year		7,266
Cash at end of year	$	22,931
Supplemental disclosures:		
Income tax paid	$	800
Interest paid	$	3,125

See accompanying notes and accountant's report.

PCI *TRADE., INC.
dba PCI *TRADE SECURITIES.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Shares	Amount	Additional Paid in Capital	Accumulated deficit	Total
Balance at January 1, 2005	4,170,000	$ 110,000	$ 10,218	$ (42,758)	$ 77,460
Additional capital			52,146		52,146
Net income				30,989	30,989
Balance at December 31, 2005	4,170,000	$ 110,000	$ 62,364	$ (11,769)	$ 160,595

See accompanying notes and accountant's report.

PCI*TRADE INC.
dba PCI*TRADE SECURITIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1 - Summary of significant accounting policies

Business activity
The Company was incorporated in California in January 1996 and operates as a nonclearing security broker-dealer and is a member with National Association of Securities Dealers, Inc. (NASD). The Company operates through its office in Fremont, California, has two contracts with an outside securities clearance services firms to handle all the company's security transactions.

Revenue recognition
Revenue, which consists primarily commission income, is recorded on a trade-date basis as securities transactions occur.

Fixed assets
Property and equipment are recorded at cost and depreciated over the useful life. Depreciation is provided on straight-line method.

Income tax
Income taxes will be provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of these differences, which will either be taxable when assets and liabilities are recovered or settled.

Management estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Comprehensive income
For the year ended December 31, 2005, there was no difference between comprehensive income and net income.

Note 2 - Deposits

The Company is required to maintain an initial deposit of $25,000 and $10,544 with two clearing organizations respectively in accordance with the Security Deposit Agreement.

Note 3 - Securities owned

Securities not readily marketable include investment in equity security for which there is no market on a securities exchange, cannot be publicly offered or sold unless registration has been effected under the Security Act of 1933, or that cannot be offered or sold because of other arrangements, restriction, or conditions applicable to the securities or to the Company. At December 31, 2005, these equity security is valued at estimated fair valued.

Note 4 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000. At December 31, 2005, the Company had net capital of $13,413, which was $8,413 in excess of its required net capital.

Note 5 - Other payable

The Shareholder of the Company had advanced to the company through a non-secured recurring line of credit. There was $55,000 outstanding balance at December 31, 2004. There was no stated interest rate.

Note 6 - Line of credit

The Company had an expired line of credit with a bank. There was $12,001 outstanding balance at December 31, 2004 bearing an interest rate of 7.25% and no additional borrowing is allowed against the expired line of credit. The outstanding balance was paid off during the year.

Note 7 - Income taxes

The Company's net deferred tax assets are comprised as follows:

Net operating loss	$ 6,589
Depreciation	(918)
State tax	120
	5,791
Valuation allowance	(5,791)
Net deferred assets	$ 0

Note 7 - Income taxes (continued)

The Company had federal and state operating loss carryforwards of $8,207 and $11,004 available to reduce its future taxable income. The federal and state operating losses will expired between 2008 to 2024.

FRANK S.K. CHEUNG
Certified Public Accountant
310 15th Street
Oakland, CA 94612-3310

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of Securities and Exchange Commission

Board of Directors
PCI*Trade, Inc.
dba PCI*Trade Securities
Milpitas, California

I have audited the accompanying financial statements of PCI*Trade, Inc. dba PCI*Trade Securities as of and for the year ended December 31, 2005 and have issued my report thereon dated February 27, 2006. My audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The accompanying schedule of computation of net capital is not a required part of the basic financial statements of PCI*Trade, Inc. dba PCI*Trade Securities, but is the supplementary information required by Section 17 of the Security Exchange Act of 1934 and Rule 17a-5. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in related to the basic financial statements taken as a whole.

PCI*Trade, Inc. dba PCI*Trade Securities is a nonclearing broker-dealer and does not carry customers accounts on its books. The schedules of Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements are not applicable and are exempted from SEC Rule15c3-3.

Frank Cheung
February 27, 2006

PCI*TRADE, INC.
dba PCI*TRADE SECURITIES

SCHEDULE OF COMPUTATION OF NET CAPITAL

DECEMBER 31, 2005

Net worth at end of the year			$	160,595
Add:	Other allowable credit - deferred income tax payable			-
				160,595
Less:	Security not readily marketable	$ 144,750		
	Fixed assets	1,732		
	Other assets	700		147,182
Net capital			$	13,413
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)				
Net capital, as reported in Company's Part II (unaudited) FOCUS report			$	14,294
Audit adjustments on:				
Deposits with clearing organizations				202
Commission receivable				(102)
Security not readily marketable				(337)
Equipment and furniture				(1,205)
Increase of liabilities				(981)
Non-qualified assets				1,542
Total adjustments				(881)
Net capital per above			$	13,413

See accompanying accountant's report to supplementary information

FRANK S. K. CHEUNG Certified Public Accountant
310 15th Street, Oakland, CA 94612-3310 U.S.A. Telephone: (510) 893-7003 Fax: (510) 893-7005

Board of Directors
PCI*Trade, Inc.
dba PCI*Trade Securities
Milpitas, California

In planning and performing my audit of the financial statements and supplemental schedules of PCI*Trade, Inc. dba PCI* Trade Securities (the Company), for the year ended December 31, 2005, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedure that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may

occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Frank Cheung
February 27, 2006